

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 31, 2012

<u>Via E-mail</u>
Mr. Charles R. Elliott
Chief Financial Officer
Roberts Realty Investors, Inc.
450 Northridge Parkway, Suite 302
Atlanta, GA 30350

      RE: **Roberts Realty Investors, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed March 2, 2012
               File No. 1-13183

Dear Mr. Elliott:

We have reviewed your response letter dated July 19, 2012, and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

<u>Consolidated Balance Sheets, page F-2</u>

1. We have reviewed your response to prior comment 1 from our letter dated July 6, 2012. It is not clear why the timing of a redemption affects your ability to exercise the equity settlement feature. Please clarify.

<u>Note 8. Impairment Loss on Real Estate Assets, page F-21</u>

2. Your response to prior comment 2 indicates that Spectrum currently has negative cash flow and that your disclosures regarding Spectrum simply address a possible outcome if the retail sector fails to improve. Please clarify to us whether your estimates of future undiscounted cash flows include an assumption that the retail sector will improve. Please explain your basis for any such assumption and quantify the effect of such assumption.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant